Contact

www.linkedin.com/in/tabrezebrahim
(LinkedIn)
www.cwsl.edu/faculty-staff-and-
campus-directories/faculty-and-
staff-directory/t/tabrez-ebrahim
(Company)

Languages

English (Native or Bilingual)

Spanish (Professional Working)

Gujarati (Native or Bilingual)

Patents

Flexible Display Designed for
Minimal Mechanical Strain

Elimination of Thermal Deformation
in Electronic Structures

Tabrez Ebrahim
law professor & entrepreneur
Houston, Texas, United States

Summary

Tabrez Ebrahim is an Associate Professor of Law at Lewis &
Clark Law School. His primary scholarship concerns patent law
and law and technology. Professor Ebrahim's research focuses
on the intersection of business, law, and technology, with a
particular emphasis on artificial intelligence and machine learning,
cybersecurity, and digital platforms.

He was a Visiting Associate Professor at University of Iowa College
of Law in Fall 2021, a Visiting Associate Professor at University of
Utah S.J. Quinney College of Law in Spring 2022, and a Visiting
Scholar at the University of Texas at Austin McCombs School of
Business in Summer 2022. Professor Ebrahim is a registered U.S.
patent attorney.

_____

Experience

Lewis & Clark Law School
Associate Professor of Law
August 2022 - Present (5 months)

Vikktoria
Co-Founder & Chief Legal Officer
July 2019 - Present (3 years 6 months)
Long Beach, California, United States

RealStir
Board Advisor
April 2018 - Present (4 years 9 months)
San Diego, California, United States

California Western School of Law
5 years 1 month

Associate Professor of Law
December 2018 - July 2022 (3 years 8 months)

Greater San Diego Area

Assistant Professor of Law
July 2017 - December 2018 (1 year 6 months)

Education

Northwestern University Pritzker School of Law
Doctor of Law - JD

Northwestern University - Kellogg School of Management
Master of Business Administration - MBA

University of Houston Law Center
Master of Laws - LLM, Intellectual Property & Information Law

Stanford University Graduate School of Business
Graduate Certificate, Entrepreneurship

Stanford University School of Engineering
Master of Science - MS, Mechanical Engineering